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                              CASTLE & COOKE, INC.

                                                                   NEWS RELEASE

                                                      Contact:  Dean R. Estrada
                                                                 (310) 209-3804



            CASTLE & COOKE, INC. AND FLEXI-VAN LEASING, INC. ANNOUNCE
             SUCCESSFUL RESULTS OF TENDER OFFER AND ONE DAY EXTENSION
                            THROUGH FRIDAY, JULY 7


     LOS ANGELES, California, July 7, 2000 -- Castle & Cooke, Inc. (NYSE: CCS) and Flexi-Van Leasing, Inc. announced today that approximately 7.2 million shares have been tendered in response to the tender offer made by Flexi-Van's wholly-owned subsidiary, Castle Acquisition Company, Inc., for the shares of Castle & Cooke, Inc., which Flexi-Van and its affiliates do not already own. Following the acceptance of these shares, Castle Acquisition Company, Inc. will own more than 68%, or approximately 11.7 million shares, of Castle & Cooke, Inc.

     Due to a system failure and communications and reporting problems between the Depositary Trust Company and the Exchange Agent, it is possible additional shares have been tendered. As a result, the offer has been extended by one extra day to 12:00 p.m. Eastern Standard Time on July 7, 2000, so that the problem can be resolved and additional shares tendered.

     In connection with the tender offer, the Circuit Court of the Second Circuit, State of Hawaii, granted preliminary approval on July 5, 2000 to the previously announced settlement of the purported class actions challenging the tender offer.

     Flexi-Van's Chairman David H. Murdock stated, "It is gratifying to see that so many shareholders have tendered. We look forward to completing the tender offer and merger and to working with the Castle & Cooke, Inc. employees to continue to build the company as a private entity. We encourage shareholders who have not tendered to do so on July 7, 2000."

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     Castle & Cooke, Inc. is a developer of residential and commercial real estate in Hawaii, California, North Carolina, Arizona, Georgia and Florida. The company also owns and operates two of the world's highest-rated resorts on the island of Lana'i in Hawaii.

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